DASH FINANCIAL LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent
Registered Public Accounting Firm

As of December 31, 2016

DASH FINANCIAL LLC

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Dash Financial LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Dash Financial LLC as of December 31, 2016. The statement of financial condition is the responsibility of Dash Financial LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Dash Financial LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 27, 2017

DASH FINANCIAL LLC

Statement of Financial Condition

As of December 31, 2016

Assets		
Cash	$	5,969,512
Cash segregated in compliance with federal regulations		2,543,168
Accounts receivable (less allowance of doubtful accounts of $10,681)		3,067,110
Receivable clearing organizations and brokers		1,090,262
Deposits with clearing organizations		344,881
Intangible asset		7,500,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,008,767)		313,531
Other assets		342,515
	$	21,170,979

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	2,415,721
Reserved for liabilities		999,579
		3,415,300
Member's equity		17,755,679
	$	21,170,979

See notes to financial statements

Notes to Financial Statements
As of and for the Year Ended December 31, 2016

1. Organization

Dash Financial LLC (the "Company"), a Delaware limited liability company, was formed on January 1, 2002. The Company is a wholly-owned subsidiary of Dash Financial Holdings, LLC ("DFH"). The Company officially changed its name on March 11, 2014 from Electronic Brokerage Systems, LLC to Dash Financial LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority, and is a member of all the principal U.S. equities and options exchanges. Additionally, the Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and of short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents.

Revenue and Expense Recognition
Fee income and related expenses are recorded on an accrual basis. Credits received from the exchanges are netted against related expenses incurred; the Company incurs these expenses and credits on behalf of its clients. The Company may pass along these fees and credits to each respective "cost-plus" client, resulting in an increase and decrease in an expense account. The credits received, and the exchange fees passed through to clients are not revenue; the Company is an intermediary simply passing along fees and/or credits generated by client activity. The portion of these credits that have not been passed through to clients is reported as exchange rebates net of pass-throughs on the accompanying Statement of Operations.

Accounts Receivable
Accounts receivable are stated at fair market value. The Company evaluates each customer's credit worthiness on a case-by-case basis. Management reviews accounts regularly and extension of credit is suspended when the collection of the existing account balance is considered questionable. Accounts are written off after all collection efforts have failed. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience. Management has recorded an allowance of $10,681 as of December 31, 2016. Past due amounts on accounts receivable are not subject to interest charges.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members of DFH.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not, to be sustained upon examination by the applicable taxing authority, based on the technical merits of the tax position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2013. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2016.

DASH FINANCIAL LLC

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management has determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Depreciation and Amortization

Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes. For the year ended December 31, 2016, depreciation and amortization expenses totaled $187,763.

Foreign Currency Transactions

Assets denominated in foreign currencies are translated to U.S. dollars at the closing rates of exchange as of December 31, 2016.

Intangible Assets

Intangible assets consist entirely of indefinite life intellectual property acquired during 2014. These assets are reported at their fair market value at the time of acquisition based on a non-recurring Level 3 fair value measurement. The Company's policy is to review intangible assets for impairment on an annual basis. Management has determined that the intangible assets have not been impaired for the year ended December 31, 2016.

Recent Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. ASU No. 2014-09 is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that ASU No. 2014-09 will have on its results of operations, financial condition and cash flows.

3. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2016 totaled $508,242. The annual rental commitments for the office facilities are approximately as follows as of December 31, 2016.

Year Ending December 31	Operating Leases
2017	$ 477,467
2018	461,990
2019	246,899
2020	136,623
Total	$ 1,322,978

Notes to Financial Statements

As of and for the Year Ended December 31, 2016

4. Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2016 totaled $92,476.

5. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

6. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined.

At December 31, 2016, the Company had net capital and net capital requirements of $7,168,260 and $250,000, respectively.

7. Litigation and Contingencies

In the normal course of operations, the Company may be subject to other litigation and claims. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through the date the financial statements are issued. The Company expects to close on a merger transaction March 1, 2017 whereby a third party will contribute assets in exchange for ownership in the Company. The Company intends to change its name to Dash Financial Technologies LLC and will have a new ownership structure upon completion of the merger. The terms of this transaction do not have any material effect on the financial statements as of December 31, 2016. In connection with the transaction, the Company has entered into certain lease agreements for new office space effective April 1, 2017 and is in the process of negotiating the termination of the existing lease agreements. There have been no additional material subsequent events that occurred during such period that would require disclosure in the report, or would be required to be recognized in the financial statements as of December 31, 2016.